December 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street NE

Washington, DC 20549

Attention:  Scott Stringer and Joel Parker

Re:	Noble Roman’s, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023
File No. 000-11104

Dear Messrs. Stringer and Parker

We are in receipt of your comment letter dated December 11, 2023, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and the Quarterly Report on Form 10-Q for the quarterly report ended September 30, 2023, in each case for Noble Roman’s, Inc. (the “Company”), previously filed with the Securities and Exchange Commission. We have set forth below in bold the Staff’s comment in the comment letter followed by our response.

Form 10-Q for the Quarterly Period Ended September 30, 2023

General

1. Per your Form 8-K filed April 20, 2023, we note that Somerset CPA’s P.C. will not seek re-appointment as your auditor for 2023 and that you are evaluating alternative independent accountants to serve as the auditor for 2023. It does not appear that you have appointed a new auditor. Please tell us if an independent public accountant reviewed your interim financial statements in accordance with Rule 8-03 of Regulation S-X.

Response: On December 14, 2023, the Company engaged Assurance Dimensions as the Company’s principal accountant to audit the Company’s consolidated financial statements as of December 31, 2023 and for the year then ending. The Company timely reported the engagement on a Form 8-K filed December 15, 2023. The Company’s engagement of Assurance Dimensions includes reviews of the Company’s interim financial statements in accordance with Rule 8-03 of Regulation S-X prior to the Company filing such financial statements with its Quarterly Reports on Form 10-Q.

As noted in the Staff’s comment letter and as timely disclosed by the Company in its Form 8-K filed April 20, 2023, the Company’s prior registered independent accountants, Somerset CPA’s P.C. (“Somerset”), determined not to seek re-appointment as the Company’s auditor for 2023. Somerset had been the Company’s long-term auditor, serving since 2007. Somerset advised the Company that Somerset’s determination was made in connection with certain transactions that occurred in the first quarter of 2023 pursuant to which Somerset’s attest assets were sold to another accounting firm and its non-attest assets were sold to a different accounting firm.

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Securities and Exchange Commission

Messrs. Scott Stringer and Joel Parker

December 18, 2023

Immediately after the Company received notice of Somerset’s determination, the Company initiated an extensive process to engage a successor audit firm. That process included telephone interviews, searches and seeking recommendations from existing clients to identify and engage a successor auditor. As part of this process, the Company engaged in communications and discussions with 19 different potential candidate accounting firms registered with the Public Company Accounting Oversight Board (the “PCAOB”), as well as follow-up with various firms to engage in the new client intake procedures. The process ultimately resulted in the Company’s engagement of Assurance Dimensions.

The Company sells and services franchises for its Noble Roman’s pizza concepts for non-traditional locations and owns and operates nine traditional Noble Roman’s Craft Pizza & Pub restaurants. The Company has limited management and financial resources. It reported total revenue of $14.5 million for the year ended December 31, 2022. The process of engaging a successor accounting firm was a significant burden on the Company’s management. During this process, the Company also had to devote substantial management resources to defend against a lengthy and onerous director nomination dispute with BTB Brands, Inc. (“BTB”) and its principal, Gary Copperud, who ultimately admitted they had made false representations that BTB was a shareholder of record in connection with its director nomination effort. This dispute, including the Company’s successful defense of the claims in litigation filed by BTB in Federal District Court in Indiana, required substantial focus, time and resources by management throughout the period following Somerset’s withdrawal.

The Company recognizes the importance of interim reviews of the interim financial statements filed in its Quarterly Reports on Form 10-Q. The Company used its best efforts to timely engage a successor accounting firm, but that engagement was unavoidably delayed due to the factors described above, including the extensive new client intake processes applied by accounting firms registered with the PCAOB. The Company promptly reported the withdrawal of Somerset and the engagement of Assurance Dimensions. As the Company expressly represented in the Quarterly Reports on Form 10-Q the Company filed, the Company believes the accompanying financial statements present fairly in all material respects the financial condition, results of operations and cash flows as of the dates and for the periods set forth therein, in accordance with U.S. generally accepted accounting principles (subject to lack of footnotes and immaterial year-end adjustments).

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned.  We thank you for the Staff’s customary courtesies.

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Securities and Exchange Commission

Messrs. Scott Stringer and Joel Parker

December 18, 2023

Very truly yours,

NOBLE ROMAN’S,, INC.

By:	/s/ Paul Mobley
Paul Mobley
Chief Financial Officer

cc: Thomas A. Litz, Esq.

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